July 2, 2025

Oren Shuster
Chief Executive Officer and Chairman of the Board
IM Cannabis Corp.
3606-833 Seymour Street
Vancouver, BC, V6B 0G4, Canada

       Re: IM Cannabis Corp.
           Registration Statement on Form F-3
           Filed June 26, 2025
           File No. 333-288346
Dear Oren Shuster:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Eric Victorson, Esq.